Mail Stop 4561

October 20, 2008

J.W. Roth
Chief Executive Officer
Disaboom, Inc.
7730 E. Belleview Avenue, Suite A-306
Greenwood Village, CO 80111

> **Re: Disaboom, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 18, 2008**
> **File No. 000-52558**

Dear Mr. Roth:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: Via Facsimile (303) 796-2777
Peter F. Waltz, Esq.
Burns Figa & Will, P.C.